Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eat Happy Kitchen, Inc.
3564 Sagunto Street, #490
Santa Ynez, CA 93460
https://eathappykitchen.com/

Up to $124,000.00 in Common Stock at $2.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Eat Happy Kitchen, Inc.
Address: 3564 Sagunto Street, #490, Santa Ynez, CA 93460
State of Incorporation: CA
Date Incorporated: December 10, 2022

Terms:

Equity

Offering Minimum: $124,000.00 | 62,000 shares of Common Stock
Offering Maximum: $124,000.00 | 62,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $350.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<p align="center">Investment Incentives and Bonuses*</p>

<u>Time-Based Perks</u>

Early Bird 1: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $25,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $50,000+ within the first 2 weeks and receive 10% bonus shares

<u>Volume-Based Perks</u>

Spice Lover Investor | $500+

Includes a 10% discount on all online orders for 3 months + exclusive access to Anna's new recipes before publication.

Saucy Investor | $1,000+

Limited-edition spice bundle + a 15% discount on all orders for 6 months.

Foodie Investor | $5,000+

Includes 20% off for three months at eathappykitchen.com, 3 pack of spices + a 6 pack (6 jars) of sauces.

Kitchen Connoisseur | $10,000+

Includes 20% off for six months at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces + SIGNED copy of Eat Happy Italian and EHK Apron

Clean-Eating Pioneer | $25,000

Includes 25% off for three months at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces, SIGNED copy of Eat Happy Italian and EHK Apron + $250 Gift Card to eathappykitchen.com and 5% bonus shares.

Founder's Circle Investor | $50,000+

Includes 25% off for six months at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces, SIGNED copy of Eat Happy Italian and EHK Apron, $250 Gift Card to eathappykitchen.com, PRIVATE Zoom cooking class and 7% bonus shares.

VIP Investor | $100,000+

Includes 25% off for one year at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces, SIGNED copy of Eat Happy Italian and EHK Apron, $250 Gift Card to eathappykitchen.com + DINNER PARTY FOR 8 at your home with ANNA VOCINO AS YOUR PRIVATE CHEF (within contiguous US) and 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Eat Happy Kitchen Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Eat Happy Kitchen is a health-conscious food company that focuses on no-sugar-added, gluten-free, and grain-free sauces and spices. We aim to solve the problem of providing flavorful, comforting products for consumers who prioritize clean eating. Currently, we offer a range of no-sugar-added sauces and are in the process of expanding with new spice SKUs. Our mission is to offer healthy alternatives without compromising on taste, and we are raising funds to expand our inventory, marketing, and retail presence.

Competitors and Industry

Competitors

Our primary competitors include Primal Kitchen, Tessemae's, and G Hughes, which also offer health-conscious sauces and condiments. However, what sets Eat Happy Kitchen apart is our focus on no-sugar-added products, gluten-free options, and the personal connection with our founder, Anna Vocino. Anna's best-selling cookbooks and highly successful podcasts have created a loyal community, further differentiating us from our competitors.

Industry

We are part of the broader health and wellness food industry, specifically targeting the clean-label, organic, and sugar-free markets. This sector is estimated to be worth over $200 billion. Consumers are increasingly seeking products without added sugars, gluten, or artificial ingredients, and we are uniquely positioned to capitalize on this growing demand with our clean and transparent ingredient profile.

Current Stage and Roadmap

Current Stage

Eat Happy Kitchen is in the growth stage, having reached $361k in revenue for 2023, up from $120k in 2022. We've gained significant traction in direct-to-consumer (D2C) sales, and we are beginning to expand into retail. The launch of new spice SKUs, two cheese crisps, and increased retail orders are key drivers for our growth this year.

Future Roadmap

Over the next few years, we aim to expand our presence in grocery stores, continue launching new product lines, and grow our D2C and retail channels. We plan to use the capital raised to support inventory growth, marketing initiatives, and fulfilling orders for new and existing retail accounts. Additionally, we will focus on extending our product lineup and continuing to build the brand's visibility through Anna's cookbooks and podcasts.

The Team

Officers and Directors

Name: Anna Vocino

Anna Vocino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Cofounder
  Dates of Service: December, 2022 - Present
  Responsibilities: Leading day to day operations at company

Other business experience in the past three years:

- Employer: Sea Bass Productions, Inc.
  Title: Voice Talent
  Dates of Service: May, 1995 - Present
  Responsibilities: Voice over talent for commercials, TV shows, animation, video games, etc.

Name: Matthew Dean Kelley

Matthew Dean Kelley's current primary role is with BYP. Matthew Dean Kelley currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer, Director, & Cofounder
  Dates of Service: August, 2024 - Present
  Responsibilities: Work with brokers and sales to help fosters new accounts as well as research and communicate with co packers to manufacture our products efficiently and affordably.

Other business experience in the past three years:

- Employer: BYP
  Title: Creative Director
  Dates of Service: July, 2015 - Present
  Responsibilities: Oversee the creative process and staff. Produce radio, tv and art marketing ads for entertainers on tour.

Name: Todd Kenyon Hauerland

Todd Kenyon Hauerland's current primary role is with The Perfect Bite. Todd Kenyon Hauerland currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO & Co Founder
  Dates of Service: August, 2024 - Present
  Responsibilities: COO who manages logistics with our supply and retailer demands. Work with brokers and sales to manage delivery of goods.

Other business experience in the past three years:

- Employer: The Perfect Bite
  Title: Director of Logistics
  Dates of Service: June, 2008 - Present
  Responsibilities: Manage transportation, inventory and supply chain.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or

investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anna Vocino	3,000,000	Common Stock	60.0%
Matt Kelley	1,000,000	Common Stock	20.0%
Todd Hauerland	1,000,000	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 62,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $195,637 compared to $353,789 in fiscal year 2023. The increase in revenue (approximately 80.8%) was driven by expanded sales efforts, successful product launches, and growing demand for our no-sugar-added sauces and spice SKUs. This growth reflects the company's early stages of retail expansion and direct-to-consumer success.

Cost of Sales

Cost of Sales for fiscal year 2022 was $98,284 compared to $171,338 in fiscal year 2023. The increase in Cost of Goods Sold (COGS) corresponds with the higher sales volume in 2023 as the company ramped up production to meet increased demand. However, economies of scale and supply chain efficiencies are expected to improve the COGS as production grows.

Gross Margins

Gross margins for fiscal year 2022 were $97,353 compared to $182,451 in fiscal year 2023. The improvement in gross margins was due to increased sales in 2023, but the cost of scaling production offset some of these gains. The company anticipates better margin performance as it optimizes production and inventory management in the coming years.

Expenses

Expenses for fiscal year 2022 were $39,021 compared to $142,047 in fiscal year 2023. The increase in expenses is attributed to higher operational costs, including marketing, staffing, and product development to support the growth and expansion efforts. This investment in the company's future is expected to pay off with continued revenue increases and brand recognition in the health-conscious food market.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate substantial growth due to the expansion into retail and the launch of new product SKUs. Past cash was primarily generated through sales from direct-to-consumer channels and early retail partnerships. Our goal is to expand our retail presence, increase our marketing efforts, and launch new products, which we expect will drive significant revenue growth and improve cash flow stability. We believe the Company's historical cash flows are not fully representative of future expectations due to the increased investment in marketing, inventory, and operational capacity that will support our expansion into larger retail markets and the rollout of additional product lines. As we scale, economies of scale and increased sales channels will positively impact our future cash flows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of $18,749 cash on hand. We are currently not utilizing any lines of credit or shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support inventory expansion, marketing initiatives, and the roll-out of new product SKUs. These efforts will drive our expansion into retail and increase our direct-to-consumer sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 80-85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for 2-3 months. This is based on a current monthly burn rate of $5,000 for expenses related to inventory, salaries, and operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,235,000, we anticipate the Company will be able to operate for 18-24 months. This is based on a projected monthly burn rate of $50,000-$60,000 for expenses related to inventory, marketing, product development, and staffing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital beyond this campaign, but we may explore potential equity investments and lines of credit in the future as we continue to scale our operations and expand into new markets.

Indebtedness

- Creditor: City National Bank
  Amount Owed: $50,000.00
  Interest Rate: 7.5%
  The Company has a Line of Credit for operating capital granted by City National Bank on November 2, 2023. This line has an annual percentage rate of 7.5% and is open-ended with no fixed maturity date. The bank can cancel the line at any time, particularly in the event of a default on the agreement, while the borrower can also cancel it with a written notice. The maximum amount available to be drawn from this line is $100,000. As of December 31, 2023, the Company had drawn $50,000, incurring a total interest expense of $2,349.

Related Party Transactions

- Name of Entity: Sea Bass Production Inc.
  Names of 20% owners: Anna Vocino
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022.
  Material Terms: After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023,

down from $45,127 at the end of 2022.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no outstanding preferred stock, convertible securities, warrants, options or other securities with a right to acquire shares. The Company has no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  14.0%
  We will use 14% of the funds raised for market and customer research, as well as developing new products and testing them in the market. This is essential to expand our product line and meet the evolving demands of our health-conscious customer base.

- Inventory
  30.0%
  We will use 30% of the funds to purchase inventory for our new spice SKUs, two cheese crisps, and additional product lines, preparing for both direct-to-consumer expansion and increasing retail distribution.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations. This includes office administration, sales, marketing, and customer service roles to ensure efficient business operations and customer engagement as we scale.

- Working Capital
  29.5%
  We will use 29.5% of the funds for working capital to cover day-to-day expenses and support the expansion of our retail presence, product launches, and marketing campaigns. This will provide financial flexibility to drive growth and manage operational needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://eathappykitchen.com/ (https://eathappykitchen.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eat-happy-kitchen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Eat Happy Kitchen, Inc.

[See attached]



Eat Happy Kitchen, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Eat Happy Kitchen, Inc. Management

We have reviewed the accompanying financial statements of Eat Happy Kitchen Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 7, 2024

EAT HAPPY KITCHEN, INC.
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	18,749	41,742
Accounts Receivable	82,914	19,125
Inventory	37,041	-
Total Current Assets	138,704	60,867
TOTAL ASSETS	138,704	60,867
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	1,744	-
Line of Credit	50,000	-
Due to a Related Party	30,816	45,127
Total Current Liabilities	82,560	45,127
TOTAL LIABILITIES	82,560	45,127
SHAREHOLDERS' EQUITY		
Common Stock at no par value Authorized: 100,000 shares, Issued and Outstanding: 3,000 shares	-	-
Retained Earnings	56,144	15,740
TOTAL SHAREHOLDERS' EQUITY	56,144	15,740
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,704	60,867

EAT HAPPY KITCHEN, INC.
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Sales	353,789	195,637
Cost of Goods Sold	171,338	98,284
Gross Profit	182,451	97,353
Operating Expenses		
Advertising & Marketing	2,291	6,521
Fulfillment and Shipping	90,095	-
General and Administrative	56,632	38,663
Total Operating Expenses	149,018	45,184
Income from Operations	33,433	52,169
Other Income (Expense)		
Other Income	9,597	6,164
Interest Expense	(2,349)	-
Financing Expenses	(277)	-
Total Other Income (Expense)	6,971	6,164
Earnings Before Income Taxes, Depreciation, and Amortization	40,404	58,333
Depreciation and Amortization	-	-
Income Tax	-	-
Net Income	40,404	58,333

EAT HAPPY KITCHEN, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained Earnings	
	# of Shares	$ Amount	(Deficit)	Total Shareholder's Equity
Beginning balance at 1/1/22	-	-	(42,593)	(42,593)
Issuance of Common Stock			-	-
Net income			58,333	58,333
Ending balance at 12/31/22	-	-	15,740	15,740
Issuance of Common Stock	3,000	-	-	-
Net income	-	-	40,404	40,404
Ending balance at 12/31/23	3,000	-	56,144	56,144

EAT HAPPY KITCHEN, INC.
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	40,404	58,333
Adjustments to reconcile Net Income to Net Cash used in operations:		
Depreciation and Amortization	-	-
Increase in Accounts Receivable	(63,789)	(19,125)
Increase in Inventory	(37,041)	-
Increase in Credit Card	1,744	-
Total Adjustments to reconcile Net Income to Net Cash used in operations:	(99,086)	(19,125)
Net Cash provided by (used in) Operating Activities	(58,682)	39,208
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Line of Credit	50,000	-
Payment to a Related Party	(14,311)	(14,293)
Issuance of Stocks	-	-
Net Cash provided by (used in) Financing Activities	35,689	(14,293)
Cash at the beginning of period	41,742	16,827
Net Cash increase (decrease) for period	(22,993)	24,915
Cash at end of period	18,749	41,742

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eat Happy Kitchen, Inc. ("the Company"), founded in 2020 and incorporated in December 2022, operates as the consumer packaged goods arm of the Eat Happy trademark. Specializing in no-sugar added, premium sauces and spices, the Company draws inspiration from founder Anna Vocino's best-selling low-carb cookbooks. Launching initially with a single flavor of Marinara, Eat Happy Kitchen rapidly expanded its offerings, reaching about 430 retail locations by 2024. The Company generates revenue through direct-to-consumer (DTC) sales and retail partnerships, employing online marketing strategies via social media, podcasts, and email campaigns to connect with its audience.   The Company's headquarters is in Santa Ynez, California.

In 2024, the Company plans to launch a crowdfunding campaign to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31,2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $18,749 and $41,742 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the retailers that products are sold through have a delay between collecting from the customer and sending to the Company. As of December 31, 2023, the Company has $82,914 in accounts receivable.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. As of December 31, 2023, no allowance for doubtful accounts was established since all receivables were deemed collectible.

Inventory

Inventory primarily consists of raw materials, in-transit inventory, and finished goods related to the Company's spices and sauces. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. As of December 31, 2023, the total inventory amounts to $37,041.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling no-sugar added, premium sauces and spices directly to consumers and through retail partnerships. The Company's primary performance obligation is to deliver these products to customers.

Revenue is recognized at the point of delivery. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize the deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more

than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California.

The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022.

After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023, down from $45,127 at the end of 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has a Line of Credit for operating capital granted by City National Bank on November 2, 2023. This line has an annual percentage rate of 7.5% and is open-ended with no fixed maturity date. The bank can cancel the line at any time, particularly in the event of a default on the agreement, while the borrower can also cancel it with a written notice.

The maximum amount available to be drawn from this line is $100,000. As of December 31, 2023, the Company had drawn $50,000, incurring a total interest expense of $2,349.

NOTE 6 – EQUITY

The Company has authorized 100,000 shares of common stock with no par value. As of 2023, 3,000 shares have been issued and are outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 7, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





start engine

Add to Watchlist

Log In

GET A PIECE OF EAT HAPPY KITCHEN

Eat Clean, Eat Better, Eat Happy

Eat Happy Kitchen is an emerging premium food company specializing in deliciously clean, no-sugar-added sauces and spice blends. After being founder-funded, we achieved 100% YoY revenue growth from 2022 to 2023 and are focused on expanding nationwide.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

EAT HAPPY KITCHEN®
ALL OF THE
FLAVOR
WITH NONE
OF THE JUNK.
ARRABBIATA - PINK CREMA - PUTTANESCA - PUMPKIN MARINARA - BBQ DUST - THE DILL SEASONING - TACO SEASONING

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$2.00 Per Share

RAISED ⓘ $0	INVESTORS ---
MIN INVEST ⓘ $350	VALUATION $10M

REASONS TO INVEST

GROWING BRAND: Eat Happy Kitchen has continued to grow YOY with increasing DTC sales while expanding our store count from 100 stores in 2022 to over 450 stores in 2024.

INGREDIENT CONSCIOUS: Among the crowded grocery shelves, EHK sets themselves apart from other brands by only using the highest quality ingredients, never adding sugar, seed oils or junk fillers.

ESTABLISHED FOUNDER: With two bestselling cookbooks and an army of social and podcast followers, Anna Vocino brings brand momentum to EHK. And that continues with the recent release of her third cookbook, Eat Happy Italian.

TEAM



Anna Vocino • Chief Executive Officer & Cofounder

Anna Vocino is a comic, culinary tastemaker, and founder of the premium natural food company Eat Happy Kitchen. She has authored hundreds of low carb, gluten-free recipes, included in her best selling cookbooks Eat Happy, Eat Happy Too, and the newly released Eat Happy Italian.

Read Less





Todd Hauerland • COO & Co Founder

Todd brings over 15 years of experience in the CPG space to EHK. He manages inventory and handles getting products from our manufacturing to warehouses to distribution centers. As well as helps in strategizing new categories being explored.

Read Less





Matt Kelley • CMO and Co Founder

With a background in marketing, management and creative, Matt brings years of experience to EHK. In his role, he helps create marketing campaigns, oversee the creative in our company's product designs and maintain co packing relationships.

Read Less



THE PROBLEM & OUR SOLUTION

Real Ingredients, Real Flavor – No Compromises

The modern food industry is saturated with products packed with added sugar, seed oils, harmful preservatives, and cheap fillers- fueling the rise in obesity, chronic illness and mental health issues. What we eat matters.

WHERE SUGAR, HARMFUL PRESERVATIVES, AND CHEAP FILLERS ARE THE PROBLEM...

EAT HAPPY KITCHEN IS THE SOLUTION.



EAT HAPPY KITCHEN
MARINARA SAUCE
EAT HAPPY KITCHEN
PINK CREMA SAUCE
EAT HAPPY KITCHEN
ARRABBIATA
SPICY MARINARA SAUCE
EAT HAPPY KITCHEN
PUTTANESCA SAUCE
EAT HAPPY KITCHEN
PUMPKIN MARINARA SAUCE
EAT HAPPY KITCHEN
BBQ DUST
ORGANIC BBQ SEASONING
EAT HAPPY KITCHEN
TACO
ORGANIC TACO SEASONING
EAT HAPPY KITCHEN
THE DILL
ORGANIC RANCH SEASONING
EAT HAPPY KITCHEN
SALT DUST
SEASONING

- NO SUGAR ADDED, NO GLUTEN
- KETO AND PALEO FRIENDLY
- SIMPLE HIGH QUALITY INGREDIENTS
- HOMEMADE TASTE WITHOUT THE HASSLE
- NO ADDITIVES, NO FILLERS
- MADE WITH ORGANIC ITALIAN TOMATOES



Eat Happy Kitchen is the healthier alternative with our line of no-sugar-added, gluten-free, and grain-free sauces and spice blends, all made with clean, high-quality ingredients.

Our pasta sauces, made with organic Italian tomatoes and real extra virgin olive oil, contain zero added sugar and are full of flavor, not junk. Our spice blends are pure, containing no additives or fillers.

As consumers increasingly demand clean-label, premium, Eat Happy Kitchen plans to expand its product line in 2025 with items inspired by Anna's popular cookbook recipes. We are committed to providing delicious comfort food options that support a clean-eating lifestyle without compromising taste or quality.



AN EVER-GROWING
NATIONAL FANBASE.
LOYAL PODCAST & SOCIAL MEDIA AUDIENCE.
TWO BESTSELLING EAT HAPPY COOKBOOKS.
NEWLY RELEASED EAT HAPPY ITALIAN COOKBOOK.
AS SEEN IN NATIONAL MEDIA AND PRESS OUTLETS.
BUILDING ON 10+ YEARS OF ESTABLISHED TRUST.
EAT HAPPY
ANNA VOCINO
EAT HAPPY TOO
ANNA VOCINO
ANNA VOCINO
EAT HAPPY
ITALIAN
101 Gluten Free, Grain Free, Low Carb
Recipes for Living la Bella Vita

THE MARKET & OUR TRACTION

Transforming the Food Industry with Clean-Label Innovation

The demand for natural and clean-label pasta sauces is on the rise as health-conscious consumers increasingly prioritize quality ingredients over products laden with added sugars, fillers, and artificial additives. The global pasta sauce market, valued at $14.8 billion in 2021, is projected to grow to $21.5 billion by 2030, driven by a 4.7% CAGR.[1] Similarly, the no-sugar-added food and beverage market is expected to reach $80 billion by 2028, with demand growing at a 9.53% CAGR through 2027, making it one of the fastest-growing segments in the food industry.[2,3]

In 2021, Eat Happy Kitchen experienced 500% year-over-year growth, followed by 100% growth in both 2022 and 2023. To meet demand, our production capacity increased by 950%, enabling us to expand into retailers like Fresh Thyme, Central Market, and Gelsons. In 2023, we generated $361,000 in revenue through a mix of direct-to-consumer (DTC) sales and retail partnerships. Key DTC metrics include a 27% increase in site traffic, a conversion rate 3.5x higher than industry norms, a 61.7% returning customer rate, and a 100% sell-through rate on all SKUs.

950%
INCREASE IN PRODUCTION WITHIN A YEAR

61.7%
ONLINE REORDER RATE

100%
SEE THROUGH RATE ON ALL SKUs

AVAILABLE IN STORES NATIONWIDE, INCLUDING

  
  
 

Jewel-Osco **PAVILIONS**

Central Market **Allegiance** **Foodtown**

FRESH THYME MARKET Hornbacher's **Gelson's** LIFE TASTES BETTER HERE

KeHE **UNFI** BETTER FOOD. BETTER FUTURE.

DPI Specialty Foods

FEATURED IN

  
  
  

NOSH. WholeFoods REAL SIMPLE Better Homes & Gardens BH&G

SELF CR Consumer Reports THE FOOD INSTITUTE Women's Health

HUFFPOST Food & Beverage Insider air Parade MAGAZINE

500%
YOY GROWTH IN 2021

100%
YOY GROWTH IN 2023

THE RAVE REVIEWS KEEP ON COMING

"Highly recommend - **fabulous flavor** and super healthy!"

"Rao's has officially been kicked off my shelf."

"The bar has been seriously raised here."

"Great stuff! It's nice to have **a brand I can trust** to *actually* make healthy products!"

"You sauce makes every

"The best jarred sauce

"The taste is superior to anything I've ever had...**so fresh tasting!**"

"I've used Eat Happy seasonings on **just about** everything, and whether

ABOUT

HEADQUARTERS

3564 Sagunto Street, #490
Santa Ynez, CA 93460

WEBSITE

View Site

Eat Happy Kitchen is an emerging premium food company specializing in deliciously clean, no-sugar-added sauces and spice blends. After being bootstrapped, we achieved 100% YoY revenue growth from 2022 to 2023 and are focused on expanding nationwide.



"…meal taste amazing. It's …hours in the kitchen!"
"…around!"
"The BEST marinara I've ever had!"
"Everyone loved it, especially the kids. That says everything!"
"…it's cooked by stove, oven, or grill, it's always a hit!"
"Best BBQ dust EVER put upon my lips!"
"5 STARS ISN'T ENOUGH."
"Somehow even better than homemade!"
"I will never buy another brand of marinara sauce."
"This transforms plain hamburger meat into something magical."

*The above testimonials are representative of the independent experiences of Eat Happy Kitchen customers and are not a guarantee of future performance or success.

TERMS

Eat Happy Kitchen

Overview

PRICE PER SHARE
$2

VALUATION
$10M

DEADLINE
Jan. 29, 2025 at 7:59 AM UTC

FUNDING GOAL
$124k - $1.24M

Breakdown

MIN INVESTMENT
$350

OFFERING TYPE
Equity

MAX INVESTMENT
$124,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
62,000

MAX NUMBER OF SHARES OFFERED
617,500

*Maximum Number of Shares Offered subject to adjustment for bonus shares



CONSUMER TRENDS MEET OPPORTUNITY.
THE BRAINY INSIGHTS
The pasta sauce market was valued at $14.8 billion in 2021 and is expected to reach $21.5 billion by 2030, expanding at a CAGR of 4.7% from 2022 to 2030.
2021 $14.8 Billion
2030 $21.5 Billion
Consumers are increasingly opting for natural and clean-label pasta sauces due to the rising trend of health and wellness.
https://www.thebrainyinsights.com/report/pasta-sauce-market-13094
The reduced-sugar food and beverages market is expected to grow to $80 Billion by 2028.
The no-sugar-added industry segment is expected to have the highest CAGR of any category during the 2022-29 forecast period.
No-sugar-added product demand is expected to grow at a CAGR of 9.53% through 2027.
The Keto food market has seen a 63% increase in overall market penetration.
The no-sugar-added product market had a 42% growth rate between 2017 and 2021.

Eat Happy Kitchen has been bootstrapped solely through DTC sales and founder Anna Vocino's personal investment. Anna is a best-selling author with two successful low-carb cookbooks (over 2,500 5-star reviews), and a just released third cookbook, which will further elevate the brand. She also co-hosts two popular podcasts, one of which has over 200,000 downloads per month, driving engagement and brand awareness.

Looking ahead, we aim to expand our retail presence, launch new product lines, and grow our customer base.

With the planned funding, we'll manufacture more inventory to keep up with our growing demand, increase our sales and marketing team, diversify our manufacturing and warehousing capabilities …ss

SEC Recent Filing

the country, launch our newly repackaged spice blends into grocery, and develop new category lau... es.
We will also optimize trade spending and explore additional marketing channels to support our expanding footprint.

Be part of the movement to transform the food industry–invest in Eat Happy Kitchen today!

Explore More Investment Opportunities in Food & Beverage on StartEngine!

Looking for more investment options in the food and beverage space? Click **here** to view all available offerings on StartEngine and get involved today.

Financials ^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$138,704	$60,867
Cash & Cash Equivalents	$18,749	$41,742
Accounts Receivable	$82,914	$19,125
Short-Term Debt	$82,560	$45,127
Long-Term Debt	$0	$0
Revenue & Sales	$353,789	$195,637
Costs of Goods Sold	$171,338	$98,284
Taxes Paid	$0	$0
Net Income	$40,404	$58,333

Risks ^

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $25,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $50,000+ within the first 2 weeks and receive 10% bonus shares

Volume-Based Perks

Spice Lover Investor | $500+

Includes a 10% discount on all online orders for 3 months + exclusive access to Anna's new recipes before publication.

Saucy Investor | $1,000+

Limited-edition spice bundle + a 15% discount on all orders for 6 months.

Foodie Investor | $5,000+

Includes 20% off for three months at eathappykitchen.com, 3 pack of spices + a 6 pack (6 jars) of sauces.

Kitchen Connoisseur | $10,000+

Includes 20% off for six months at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces + SIGNED copy of Eat Happy Italian and EHK Apron

Clean-Eating Pioneer | $25,000

Includes 25% off for three months at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces, SIGNED copy of Eat Happy Italian and EHK Apron + $250 Gift Card to eathappykitchen.com and 5% bonus shares.

Founder's Circle Investor | $50,000+

Includes 25% off for six months at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces, SIGNED copy of Eat Happy Italian and EHK Apron, $250 Gift Card to eathappykitchen.com, PRIVATE Zoom cooking class and 7% bonus shares.

VIP Investor | $100,000+

Includes 25% off for one year at eathappykitchen.com, 3 pack of spices, a 6 pack (6 jars) of sauces, SIGNED copy of Eat Happy Italian and EHK Apron, $250 Gift Card to eathappykitchen.com + DINNER PARTY FOR 8 at your home with ANNA VOCINO AS YOUR PRIVATE CHEF (within contiguous US) and 10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the

perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Eat Happy Kitchen Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

PRESS

Startup CPG
10 LGBTQ+ Owned Brands to Celebrate During Pride Month

View Article

Startup CPG
Meet the 2024 Startup CPG Shelfie Award Winners

View Article

PR Newswire

Eat Happy Kitchen Announces National Retail Expansion; Availability of Pasta Sauce Varieties at Grocers in 32 States Coast to Coast

View Article

Ad Buzz Daily

Inside Eat Happy Kitchen's Organic Multichannel Marketing Strategy

View Article

WholeFoods Magazine

Good Health Reads: Eat Happy Kitchen, Anna Vocino

View Article

Show More Press

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you
to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS

Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →





Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center



   

Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies,

including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

IT'S TIME FOR A FOOD REVOLUTION.

CONSUMERS ARE DEMANDING MORE FROM THEIR FOOD.

THEY'RE TIRED OF BEING LIED TO

TIRED OF COMPANIES WATCHING THE BOTTOM LINE

INSTEAD OF LOOKING OUT FOR THEIR FAMILES

FOOD COOKED IN TUBES

FULL OF SUGAR TO MASK INFERIOR INGREDIENTS

FULL OF FILLERS SO THE CONTAINER LOOKS MORE FULL.

I'M ANNA VOCINO.

AND THESE ARE MY CO FOUNDERS.

AND WE ARE EAT HAPPY KITCHEN.

ANNA: EAT HAPPY KITCHEN SPRUNG OUT OF MY BEST SELLING

COOKBOOKS AND MY PODCASTING. AND I'VE BUILT TRUST WITH

MY AUDIENCE OVER THE YEARS BECAUSE I'VE HELPED TENS OF

THOUSANDS OF PEOPLE LOSE MILLIONS OF WEIGHT BY GETTING

OFF OF PROCESSED SUGARS AND GRAINS AND GETTING

FAMILIES BACK IN THE KTICHEN COOKING WITH REAL WHOLE

FOOD.

ANNCR: FOOD THAT YOU'D BE HAPPY TO GIVE YOUR FAMILY, BECAUSE

WE GIVE IT TO OURS.

I'M A LOW CARB COOKBOOK AUTHOR WITH TWO BNEST SELLING

COOKBOOKS, EAT HAPPY AND EAT HAPPY TOO.

I JUST LAUNCHED MY THIRD COOKBOOK, EAT HAPPY ITALIAN.

WITH RECIPES THAT INCORPORATE OUR SAUCE LINE.

WE LAUNCHED EATH HAPPY KITCHEN IN 2020 QWITH OUR

FLAGSHIP TOMATO BASIL MARINARA.

OUR DIRECT TO CONSUMER AUDIENCE ATE IT UP!

SO WE ADDED FOUR MORE FLAVORS.

ANNA: WE ARE NOW IN 450 GORCERY RETAILERS NATIONWIDE AND

TAKING MEETINGS EVERY WEEK!

ANNCR: FIVE SAUCES THAT TASTE LIKE YOUR GRANDMOTHER'S RECIPE

BECAUSE THEY WERE INSPIRED FROM MINE.

ALL MADE WITH ORGANIC, ITLIAN TOMATOES. THE FINEST

INGREDIENTS.

NO SEED OILS. AND NO JUNK!

THEN IN 2022, WE LAUNCHED OUR SPICE BLENDS TO OUR DTC

AUDIENCE. FOUR AMAZING FLAVORS THAT WILL ELEVATE YOUR

TASTE BUDS. BLENDED FROM THE FINEST SPICES WITH NO

ADDED SUGAR, NO FILLERS OR JUNK OF ANY KIND.

WE HAVE PLANS TO LAUNCH INTO MORE CATEGORIES AND MORE

GROCERY RETAILERS ARE WRITING US EVERY DAY TO BRING US

IN STORE.

AND THAT'S WHERE YOU COME IN.

OUT DTC SALES HAV GOTTEN US THIS FAR BUT WE NEED CAPITAL

TO TAKE THIS COMPANY TO THE NEXT LEVEL.

THIS RAISE WILL ALLOW US TO MANUFACTURE MORE PRODUCT

TO KEEP

UP WITH OUR GROWING DEMAND.

ALLOW US TO INCREAASE OUR SALES AND MARKETING TEAM.

STRATEGICALLY DIVERSIFY OUR MANUFACTURING AND

WAREHOUSING CAPABILITIES ACROSS THE COUNTRY.

AND GET OUR SPICE BLENDS INTO GROCERY STORES AS WELL

AS LAUNCH NEW CATEGORY LINES THAT ARE CURRENTLY IN THE

R&D PHASE.

BUT WE CAN'T DO ALL THIS WITHOUT YOU!

ARE YOU READY TO JOIN THE FOOD REVOLUTION?

INVEST IN EAT HAPPY KITCHEN AND BE A PART OF THE

MOVEMENT

TO GET CLEAN FOOD ON GROCERY SHELVES NATIONWIDE.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies

Entity Name: Eat Happy Kitchen, Inc.

Formed In: CALIFORNIA

Entity No.: 5366388

Entity Type: Stock Corporation - CA - General

Issuance Date: 10/08/2024

Copies Requested: 1

Receipt No.: 008221910

Certificate No.: 254728627

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
B3083-3256	10/01/2024	Restated Articles of Incorporation	2

**   ****   ******   ********   End of list   ********   ******   ****   **

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on October 08, 2024.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at bizfileOnline.sos.ca.gov.

For Office Use Only

-FILED-

File No.: BA20241791189
Date Filed: 10/1/2024